

May 10, 2022

John P. Daly
Vice President and Chief Financial Officer
CRAWFORD UNITED Corp
10514 Dupont Avenue
Cleveland, Ohio 44108

> **Re: CRAWFORD UNITED Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **File No. 000-00147**

Dear Mr. Daly:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 18

1. In accordance with Item 303(b)(3), please provide a discussion and analysis of critical accounting estimates and assumptions that:
   • identifies your critical accounting estimates or assumptions;
   • supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements; and
   • provides greater insight into the quality and variability of information regarding financial condition and operating performance.

2. As disclosed in Note 5. Goodwill and Intangible Assets, we note that the Company performed its annual impairment test for goodwill and intangible assets as of the last day of the fourth quarter. The Company first assessed certain qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit or indefinite-lived

intangible assets is less than its carrying amount, and whether it is therefore necessary to perform the quantitative impairment test. For CAD Enterprises, the Company performed a quantitative impairment test, including a discounted cash flow model and peer comparison. In presenting your critical accounting estimates, please explain how you have identified your reporting units. Also, quantify the goodwill associated with CAD Enterprises and provide a discussion of the facts and circumstances noted during your qualitative assessment of CAD Enterprises that resulted in the need to perform a quantitative impairment test. Please also disclose whether the estimated fair value of CAD Enterprises substantially exceeded its carrying values. If the estimated fair value was not substantially in excess its carrying value, please also address the following:
• disclose the percentage by which CAD Enterprise's estimated fair value exceeded its carrying value at the date of the most recent impairment test;
• provide a more detailed description of the key assumptions used to estimate fair values, including how the key assumptions were determined;
• discuss the degree of uncertainty associated with the key assumptions and provide an analysis of the potential impact of changes in the key assumptions on your impairment analyses; and
• describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(b)(3) of Regulation S-K.
Please provide us with an example of the disclosure you intend to provide and clarify how you intend to provide it.

Liquidity and Capital Resources, page 18

3. Your disclosure indicates that cash flows from operating activities were impacted by cash used in working capital adjustments, including an increase in accounts receivable of $5.3 million. In light of the fact that your accounts receivable balance appears to have increased at a higher rate that your revenues, please explain the underlying reasons for material changes in trade receivables, the impact such changes have on your cash flows, and any known trends. Discuss financial measures such as days sales outstanding that would be relevant to a reader of your financial statements. Refer to Item 303(b)(1)(i) and 303(c).

Results of Operations
Year Ended December 31, 2021 Compared with Year ended December 31, 2020, page 18

4. You disclose that your increase in sales and cost of sales was primarily attributable to a recovery in demand as COVID-19 pandemic-related restrictions loosened and commercial activity increased, in addition to the acquisitions of Komtek, Global-Tek, Global-Tek Colorado and Emergency Hydraulics. With reference to Item 303(b) of Regulation S-K, please quantify the impact of each factor you identify as materially contributing to the changes in these line items.

5.   As disclosed in Note 17. Segment and Related Information on page 46, we note that your Commercial and Air Handling Equipment segment's sales and gross profit has deceased significantly in the year ended December 31, 2021 as compared to the year ended December 31, 2020. With reference to Item 303(b) of Regulation S-K, please address the need to separately present and discuss your reportable segments' results of operations.

Financial Statements
Note 5. Goodwill and Other Intangible Assets, page 32

6.   Please show the changes in goodwill by reportable segment pursuant to ASC 350-20-50-1 and 350-20-55-24.

7.   We note that you changed your reportable segments as of January 1, 2021. Please tell us whether the change in reportable segments impacted your existing reporting units prior to this change. If so, please tell us whether you performed an interim goodwill impairment test related to the existing reporting units before the change. If not, explain why not. Refer to ASC ASC 350-20-35-3C(f) and 350-20-35-45.

Note 16. Acquisitions, page 41

8.   For each acquisition, please disclose the information required by ASC 805-10-50-2(h)(1).

Note 17. Segment and Related Information., page 45

9.   We note that as of January 1, 2021, the Company elected to report operations for two business segments: (1) Commercial Air Handling Equipment, and (2) Industrial and Transportation Products. You further indicate that the decision to change from three to two reportable business segments was the result of a board-level discussion and was deemed appropriate given the size of the Company. With reference to ASC 280-10-50-1, please confirm and revise your disclosures to indicate that your identification of operating segments is based on the guidance in ASC 280-10-50-1.

10.   Please provide the disclosures required by ASC 280-10-50-21.a and 50-10-22.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance

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